Exhibit 99.3

Hydrogenics Corporation

Third Quarter 2017

Condensed Interim Consolidated Financial Statements

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	September 30, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$18,345	$10,338
Restricted cash	1,241	405
Trade and other receivables (note 4)	18,604	9,802
Inventories	18,298	17,208
Prepaid expenses	1,424	918
	57,912	38,671
Non-current assets
Restricted cash	725	535
Investment in joint ventures (note 5)	2,771	1,750
Property, plant and equipment	3,710	4,095
Intangible assets	207	203
Goodwill	4,498	4,019
	11,911	10,602
Total assets	$69,823	$49,273

Liabilities
Current liabilities
Operating borrowings (note 8)	$2,363	$2,111
Trade and other payables	9,950	7,235
Financial liabilities (note 6)	5,552	3,939
Warranty provisions (note 7)	1,386	1,221
Deferred revenue	15,954	10,788
	35,205	25,294
Non-current liabilities
Other non-current liabilities (note 9)	9,329	9,262
Non-current warranty provisions (note 7)	750	841
Non-current deferred revenue	2,541	3,494
	12,620	13,597
Total liabilities	47,825	38,891
Equity
Share capital (note 10)	385,753	365,923
Contributed surplus	19,695	19,255
Accumulated other comprehensive loss	(2,266)	(3,623)
Deficit	(381,184)	(371,173)
Total equity	21,998	10,382
Total equity and liabilities	$69,823	$49,273

Guarantees and Contingencies (notes 8 and 18)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues	$12,200	$6,733	$28,524	$20,260
Cost of sales	9,300	5,733	22,694	16,230
Gross profit	2,900	1,000	5,830	4,030

Operating expenses
Selling, general and administrative expenses	2,884	2,365	9,218	7,719
Research and product development expenses (note 13)	2,157	263	4,654	2,831
	5,041	2,628	13,872	10,550

Loss from operations	(2,141)	(1,628)	(8,042)	(6,520)

Finance income (loss)
Interest expense, net	(464)	(439)	(1,387)	(1,310)
Foreign currency gains (losses), net(1)	58	139	513	(39)
Gain (Loss) from joint ventures (note 5)	(87)	(78)	(258)	(26)
Other finance gains (losses), net (note 14)	631	107	(837)	542
Finance income (loss), net	138	(271)	(1,969)	(833)

Loss before income taxes	(2,003)	(1,899)	(10,011)	(7,353)
Income tax expense	-	-	-	-
Net loss for the period	(2,003)	(1,899)	(10,011)	(7,353)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	409	249	1,357	446
Comprehensive loss for the period	$(1,594)	$(1,650)	$(8,654)	$(6,907)

Net loss per share

Basic and diluted (note 15)	$(0.13)	$(0.15)	$(0.74)	$(0.59)

(1)	For the three and nine months ended September 30, 2017, respectively, a loss of $149 and a loss of $270 relates to foreign exchange on borrowings. For the three and nine months ended September 30, 2016, respectively, a gain of $28 and a loss of $179 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Net loss	-	-	-	(10,011)	-	(10,011)
Other comprehensive income	-	-	-	-	1,357	1,357
Total comprehensive income (loss)	-	-	-	(10,011)	1,357	(8,654)
Issuance of common shares (note 10)	2,682,742	19,725	-	-	-	19,725
Issuance of common shares on vesting of performance share units (note 11)	4,203	96	(96)	-	-	-
Issuance of common shares on exercise of stock options (note 11)	1,000	9	(4)	-	-	5
Stock-based compensation expense (note 11)	-	-	540	-	-	540
Balance at September 30, 2017	15,232,905	$385,753	$19,695	$(381,184)	$(2,266)	$21,998

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	-	-	-	(7,353)	-	(7,353)
Other comprehensive income	-	-	-	-	446	446
Total comprehensive income (loss)	-	-	-	(7,353)	446	(6,907)
Issuance of common shares on vesting of performance share units (note 11)	4,203	98	(98)	-	-	-
Stock-based compensation expense (note 11)	-	-	254	-	-	254
Balance at September 30, 2016	12,544,960	$365,922	$19,120	$(368,669)	$(2,778)	$13,595

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($1,852) as of September 30, 2017, (September 30, 2016 - ($2,715)), and loss on re-measurement of actuarial liability of $413 as of September 30, 2017 (September 30, 2016 - $312).

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,003)	$(1,899)	$(10,011)	$(7,353)
Decrease (increase) in restricted cash	133	364	(869)	371
Items not affecting cash
Loss on disposal of assets	3	-	117	-
Amortization and depreciation	199	192	600	548
Warrants (note 14)	(631)	(106)	615	(522)
Unrealized foreign exchange losses (gains)	279	(41)	146	145
Unrealized loss (gain) on joint ventures (note 5)	87	78	258	26
Accreted interest and amortization of deferred financing fees (note 9 (i), (ii) and (iv))	467	229	1,608	827
Stock-based compensation (note 10, note 11)	199	(36)	540	254
Stock-based compensation - DSU’s (note 11)	(176)	6	548	(100)
Net change in non-cash operating assets and liabilities (note 17)	(7,005)	(1,336)	(4,858)	(6,326)
Cash used in operating activities	(8,448)	(2,549)	(11,306)	(12,130)

Investing activities
Investment in joint venture (note 5)	-	-	(93)	-
Proceeds from disposals of property, plant and equipment	-	-	1,035	-
Purchase of property, plant and equipment	(180)	(1,275)	(2,255)	(2,178)
Receipt of government funding (note 18)	32	175	1,883	390
Purchase of intangible assets	(33)	-	(34)	(47)
Cash provided by (used in) investing activities	(181)	(1,100)	536	(1,835)

Financing activities
Common shares issued and stock options exercised, net of issuance costs (note 10, note 11)	(40)	-	19,730	-
Interest repayment	-	(209)	(788)	(621)
Repayment of repayable government contributions	(1)	(55)	(113)	(163)
Principal repayment of long-term debt	-	-	(500)	-
Proceeds of operating borrowings	98	2,248	287	2,248
Repayment of operating borrowings	-	-	-	(1,077)
Cash provided by financing activities	57	1,984	18,616	387

Increase (decrease) in cash and cash equivalents during the period	(8,572)	(1,665)	7,846	(13,578)
Cash and cash equivalents - Beginning of period	27,161	11,579	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	(244)	83	161	177
Cash and cash equivalents - End of period	$18,345	$9,997	$18,345	$9,997

The accompanying notes form an integral part of these consolidated financial statements

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2016 annual consolidated financial statements.

On November 3, 2017, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the standard; however, it is not expected that the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts; IAS 18, Revenue, IFRIC 13; Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue - Barter Transactions Involving Advertising Services.The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements. The Company has identified differences in relation to the accounting for contract costs and commissions. IFRS 15 will typically require capitalization of these costs for the Company, whereas current IFRS permitted the expensing of such costs. The Company is currently quantifying the impact of these IFRS differences.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

IFRS 2, Share-based Payments: In June 2016, the IASB issued a final amendment to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendment, which was developed through the IFRS Interpretations Committee, provides requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the new amendment to determine its impact on the Company’s consolidated financial statements.

Note 4 - Trade and Other Receivables

	September 30, 2017	December 31, 2016
Trade accounts receivables	$8,324	$2,269
Less: Allowance for doubtful accounts	(564)	(556)
Net trade accounts receivable	7,760	1,713
Accrued receivables	7,604	5,002
Other receivables	3,240	3,087
Total receivables	$18,604	$9,802

Accrued receivables at September 30, 2017 includes $4,365 (December 31, 2016 - $4,372) relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 5 - Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

During 2017, the Company sold the joint venture related project assets developed as part of the 2MW energy storage facility project for $2,030. Hydrogenics received cash consideration of $1,035 and a 49% equity investment in the newly formed joint venture of $995. A loss on disposal of the transferred assets arose of $146, as the transfer to the joint venture was done at the historical Canadian dollar value. This loss on disposal is adjusted for the Company’s 49% share of the loss relating to the equity interest received. It is eliminated against the investment in the joint venture and will be amortized over the life of the fixed assets. Of the loss of $146, $35 was capitalized as the cost of the equity investment. Legal costs of $93 were capitalized as they were incurred in the creation of the joint venture. At the end of September 30, 2017, the Company had a receivable of $282 owing from the joint venture, representing the Company’s portion of the input sales tax credits.

As at September 30, 2017, the energy storage facility project is in the final stages of commissioning and verification of the operation of the multi-stack 2MW PEM electrolyzer. Our target in-service date for the IESO Regulation Services contract is January, 2018.

	September 30, 2017	September 30, 2016
Balance January 1,	$-	$-
Equity investment in joint venture	1,123	-
Amortization of loss on sale to joint venture	(6)	-
Foreign currency translation	67	-
Investment in Enbridge joint venture	$1,184	$-

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	September 30, 2017	September 30, 2016
Balance January 1,	$1,750	$1,951
Share in gain (loss) of the joint venture	(258)	(26)
Foreign currency translation	95	132
Investment in Kolon Hydrogenics joint venture	$1,587	$2,057

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 6 - Financial Liabilities

Financial liabilities are as follows:

	September 30, 2017	December 31, 2016
Current portion of long-term debt - Export Development Canada (note 9)	$2,476	$2,107
Current portion of long-term debt - Province of Ontario (note 9)	1,069	893
Current portion of repayable government contributions (note 9)	59	154
Warrants	940	325
Deferred share unit liability	1,004	456
Current portion of capital lease	4	4
Total financial liabilities	$5,552	$3,939

Note 7 - Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2017	2016
At January 1,	$2,062	$3,193
Additional provisions	724	677
Utilized during the period	(453)	(516)
Unused amounts reversed	(384)	(814)
Foreign currency translation	187	81
Total warranty provision at September 30,	2,136	2,621
Less current portion	(1,386)	(1,766)
Long-term warranty provision at September 30,	$750	$855

Note 8 - Lines of Credit and Bank Guarantees

At September 30, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €9,066, which renews annually in April upon review. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €9,066. Also included within the facility, is an available line of credit for fixed-term advances ranging from seven days to 30 days for the specific financing of working capital on a significant project in Belgium up to €566. Secondly, also included within the facility, is an available line of credit of €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €9,066 facility, €5,546 or approximately $6,552 was drawn as standby letters of credit and bank guarantees and €2,000 or approximately $2,363 was drawn as an operating line. At September 30, 2017, the Company had availability of €1,520 or $1,796 (December 31, 2016 - $4,682) under this facility for use as letters of credit and bank guarantees.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

At September 30, 2017, the Company also had a Canadian credit facility of $2,404, with no expiration date for use only as letters of credit and bank guarantees. At September 30, 2017, $nil was drawn as standby letters of credit and bank guarantees. At September 30, 2017, the Company had $2,404 (December 31, 2016 - $2,275) available under this facility.

Note 9 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	September 30, 2017	December 31, 2016
Long-term debt - Export Development Canada (i)	$8,555	$8,625
Long-term debt - Province of Ontario (ii)	3,881	3,239
Repayable government contributions (iii)	59	154
Non-current post-retirement benefit liabilities (iv)	422	377
Capital lease	20	25
Total	12,937	12,420
Less current portion of long-term debt - Export Development Canada (i) (note 6)	(2,476)	(2,107)
Less current portion of repayable government contribution (note 6)	(59)	(154)
Less current portion of long-term debt - Province of Ontario (note 6)	(1,069)	(893)
Less current portion of capital lease	(4)	(4)
Total other non-current liabilities	$9,329	$9,262

(i)	Long-term debt - Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal was subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time.

The change in carrying value of this liability at September 30 was as follows:

	2017	2016
At January 1,	$8,625	$-
Principal repayments during the period	(500)	-
Interest repayments during the period	(788)	-
Interest accretion during the period	1,218	-
At September 30,	$8,555	$-

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and requires repayment at a rate of 20% per year of the outstanding balance.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at September 30, 2017.

The change in carrying value of this liability at September 30 was as follows:

	2017	2016
At January 1,	$3,239	$2,865
Interest accretion during the period	381	343
Foreign currency translation	261	159
At September 30,	$3,881	$3,367

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, a total of C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at September 30, 2017 was $59 (September 30, 2016 - $207), including the current portion of $59 (September 30, 2016 - $207), which was included in financial liabilities.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The change in carrying value of this liability at September 30 was as follows:

	2017	2016
At January 1,	$154	$322
Repayments during the period	(113)	(163)
Interest accretion during the period	9	29
Foreign currency translation	9	19
At September 30,	$59	$207
Less current portion	(59)	(207)
At September 30,	$-	$-

(iv)	Post-retirement benefit liabilities

The liability at September 30, 2017 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return and as a consequence the plan is required to be accounted for as a defined benefit plan.

There were no actuarial remeasurements during the nine months ended September 30, 2017.

Note 10 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	12,544,960	$365,923	12,540,757	$365,824
Issuance of common shares	2,682,742	19,725	-	-
Issuance of common shares on vesting of performance share units (note 11)	4,203	96	4,203	98
Issuance of common shares on exercise of stock options (note 11)	1,000	9	-	-
At September 30,	15,232,905	$385,753	12,544,960	$365,922

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21,000 or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.

The transaction closed on June 27, 2017 and the Company received net proceeds of $19,725 after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

Note 11 - Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive compensation. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 244,081 stock options were outstanding at September 30, 2017. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics on May 11, 2016.

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 521,492 have been granted as stock options, 133,184 have been granted as RSUs and 191,366 have been granted as PSUs and were outstanding at September 30, 2017. The Corporation had 156,027 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at September 30, 2017.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Stock options

A summary of the Company’s stock option plan for the six months ended September 30, 2017 and 2016 is as follows:

	2017		2016
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Balance at January 1,	628,636	$7.97	536,174	$7.97
Granted	141,268	8.56	96,056	10.53
Exercised	(1,000)	6.96	-	-
Expired	(3,331)	29.25	(3,190)	84.25
At September 30,	765,573	$7.98	629,040	$7.97

During the nine months ended September 30, 2017, 1,000 (2016 - nil) stock options were exercised resulting in cash proceeds of $5 (2016 - $nil), an increase in equity of $9 (2016 - $nil) with an offset to contributed surplus of $4 (2016 - $nil).

During the nine months ended September 30, 2017, 141,268 (2016 – 96,056) stock options were granted with an average fair value of C$5.15 per option (2016 - C$6.12). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2017	2016
Risk-free interest rate	1.34%	0.87%
Expected volatility	65%	65%
Expected life in years	6	6
Expected dividend	$Nil	$Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the nine months ended September 30, 2017, related to stock options, was $324 (nine months ended September 30, 2016 - $239) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2017	2016
Balance at January 1,	195,569	199,772
Vested – share issuance	(4,203)	(4,203)
At September 30,	191,366	195,569

Stock-based compensation expense for the nine months ended September, 2017, related to PSUs, was $25 (2016 - $117) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. Offsetting this amount is a credit of $nil for the three and nine months ended September 30, 2017 (credit of $169 for the three and nine months ended September 30, 2016) representing the revision for the change in estimate regarding the achievement of performance conditions.

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the nine months ended September 30, 2017, 80,701 (nine months ended September, 2016 - 52,483) RSUs were granted with an average fair value of C$8.56 per unit (2016 - C$10.53). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2017	2016
Balance at January 1,	52,483	-
RSUs issued	80,701	52,483
At September 30,	133,184	52,483

Stock-based compensation expense for the nine months ended September 30, 2017, related to RSUs, was $191 (nine months ended September 30, 2016 - $67) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	106,506	$456	83,628	$746
DSU compensation expense	16,295	129	14,829	106
DSU fair value adjustments	-	419	-	(206)
At September 30,	122,801	$1,004	98,457	$646

For the nine months ended September, 2017, the Company recognized $129 (2016 - $106) as expense for the issue of new DSUs and an expense of $419 (2016 - recovery of ($206)) for the mark-to-market adjustment on the liability.

The DSU liability at September 30, 2017 of $1,004 (September 30, 2016 - $646) was included in financial liabilities. DSUs vest immediately on the date of issuance.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Summary of stock-based compensation expense (recovery)

Nine months ended September 30,	2017	2016
Stock-based compensation expense - stock options	$324	$239
Stock-based compensation expense - PSU	25	117
Stock-based compensation expense - performance share units change in estimate recovery	-	(169)
Stock-based compensation expense - RSU (equity-settled)	191	67
DSU - new issuance	129	106
DSU - mark-to-market adjustment	419	(206)
Total	$1,088	$154

Note 12 - Selling, General and Administrative Expenses

Included in selling, general and administrative expenses for the nine months ended September 30, 2016 is a credit of $470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004.

Note 13 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and nine months ended September 30, 2017 and 2016, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended September 30,	2017	2016
Research and product development expenses	$2,580	$3,109
Government research and product development funding	(423)	(2,846)
Total	$2,157	$263

Nine months ended September 30,	2017	2016
Research and product development expenses	$6,133	$6,659
Government research and product development funding	(1,479)	(3,828)
Total	$4,654	$2,831

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 14 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ending September 30,	2017	2016
Warrants (loss) from change in fair value of outstanding warrants	$631	$106
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	-	1
Total	$631	$107

Nine months ending September 30,	2017	2016
Warrants (loss) from change in fair value of outstanding warrants	$(615)	$522
Revaluation of variable rate long-term debt - Export Development Canada	(222)	-
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	-	20
Total	$(837)	$542

Note 15 - Net Loss Per Share

The loss per share for the periods ended September 30, 2017 and 2016 was as follows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Net loss	$(2,003)	$(1,899)	$(10,011)	$(7,353)
Weighted average number of common shares outstanding – basic and diluted	15,232,905	12,544,960	13,491,562	12,542,276
Net loss per share – basic and diluted	$(0.13)	$(0.15)	$(0.74)	$(0.59)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 16 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three and nine months ended September 30, 2017, Hydrogenics made purchases of $202 and $502 (2016 - $140 and $298) from this related company. At September 30, 2017, the Company had an accounts payable balance due to this related party of $113 (2016- $117).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three and nine months ended September 30, 2017, the Company had sales to the joint venture of $nil and $2,030 (2016 - $nil and $nil) and at the end of September 30, 2017, the Company had a receivable of $282 (2016 - $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three and nine months ended September 30, 2017, the Company had sales to the joint venture of $nil and $nil (2016 - $150 and $150), and at the end of September 30, 2017 the Company had a receivable of $nil (2016 - $509) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 17 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended September 30,	2017	2016
Decrease (increase) in current assets
Trade and other receivables	$(3,413)	$(2,544)
Inventories	(49)	(1,307)
Prepaid expenses	(303)	(108)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(2,271)	3,775
Deferred revenue	(969)	(1,152)
Total	$(7,005)	$(1,336)

Nine months ended September 30,	2017	2016
Decrease (increase) in current assets
Trade and other receivables	$(10,178)	$(2,510)
Inventories	205	(4,285)
Prepaid expenses	(387)	(492)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	2,143	3,083
Deferred revenue	3,359	(2,122)
Total	$(4,858)	$(6,326)

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 18 - Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. Our target in-service date for the IESO Regulation Services contract is January, 2018. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period commencing with commissioning.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be greater than C$8,000, of which C$4,000 will be funded through the forgivable loan and the balance will be funded 49% by Hydrogenics and 51% by Enbridge.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

September 30, 2017

Total cumulative cost of 2MW Power-To-Gas unit	$7,247
Funding received from the IDF	(2,941)
Cumulative costs transferred to the joint venture (Note 5)	(2,176)
Costs recorded as research & development costs	(788)
Costs remaining to be transferred to the joint venture	$(1,342)

Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above.  The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Note 19 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2017 and 2016 was as follows:

Three months ended September 30, 2017	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$6,079	$6,121	$-	$12,200
Gross profit	816	2,084	-	2,900
Selling, general and administrative expenses	749	1,123	1,012	2,884
Research and product development expenses	307	1,824	26	2,157
Segment loss	(240)	(863)	(1,038)	(2,141)
Interest expense, net	-	-	(464)	(464)
Foreign currency gains, net	-	-	58	58
Loss in joint venture	-	-	(87)	(87)
Other finance gains, net	-	-	631	631
Loss before income taxes	$(240)	$(863)	$(900)	$(2,003)

At September 30, 2017
Total segment assets	$29,206	$24,987	$15,630	$69,823
Total segment liabilities (current and non-current)	$15,883	$21,316	$10,626	$47,825

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Three months ended September 30, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$4,240	$2,493	$-	$6,733
Gross profit	811	189	-	1,000
Selling, general and administrative expenses	717	859	789	2,365
Research and product development expenses	(400)	643	20	263
Segment income (loss)	494	(1,313)	(809)	(1,628)
Interest expense, net	-	-	(439)	(439)
Foreign currency gains, net	-	-	139	139
Loss in joint venture	-	-	(78)	(78)
Other finance gains, net	-	-	107	107
Income (loss) before income taxes	$494	$(1,313)	$(1,080)	$(1,899)

At September 30, 2016
Total segment assets	$27,576	$19,217	$8,160	$54,953
Total segment liabilities (current and non-current)	$16,206	$16,535	$8,617	$41,358

Nine months ended September 30, 2017	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$12,341	$16,183	$-	$28,524
Gross profit	996	4,834	-	5,830
Selling, general and administrative expenses	2,052	3,052	4,114	9,218
Research and product development expenses	815	3,770	69	4,654
Segment loss	(1,871)	(1,988)	(4,183)	(8,042)
Interest expense, net	-	-	(1,387)	(1,387)
Foreign currency gains, net	-	-	513	513
Loss in joint venture	-	-	(258)	(258)
Other finance (losses), net	-	-	(837)	(837)
Loss before income taxes	$(1,871)	$(1,988)	$(6,152)	$(10,011)

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Nine months ended September 30, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$13,661	$6,599	$-	$20,260
Gross profit	2,359	1,671	-	4,030
Selling, general and administrative expenses	2,233	3,038	2,448	7,719
Research and product development expenses	318	2,382	131	2,831
Segment loss	(192)	(3,749)	(2,579)	(6,520)
Interest expense, net	-	-	(1,310)	(1,310)
Foreign currency losses, net	-	-	(39)	(39)
Loss in joint venture	-	-	(26)	(26)
Other finance gains, net	-	-	542	542
Loss before income taxes	$(192)	$(3,749)	$(3,412)	$(7,353)

Note 20 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the DSUs is classified as Level 1. The fair value of the warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three and nine months ended September 30, 2017.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 23

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	September 30, 2017	December 31, 2016
Cash and cash equivalents	$18,345	$10,338
Restricted cash	1,241	405
Restricted cash – non-current	725	535
Trade and other receivables	18,604	9,802
Items classified as loans and receivables	$38,915	$21,080
Trade and other payables	$9,950	$7,235
Current portion of long-term debt and repayable government contribution	3,604	3,154
Operating borrowings	2,363	2,111
Non-current portion of long-term debt	8,891	8,864
Post-retirement benefit liabilities	422	377
Capital lease	20	25
Items classified as other financial liabilities	$25,250	$21,766
Warrants	940	325
Deferred share unit liability	1,004	456
Items classified as financial liability at fair value through profit and loss	$1,944	$781

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At September 30, 2017 the Company had $18,345 (December 31, 2016 - $10,338) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017 the Company’s operations may not generate sufficient cash flow to fund our obligations. As such, these obligations will be funded out of existing and forecasted cash resources. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 24

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

Note 21 - Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	September 30, 2017	December 31, 2016
Shareholders’ equity	$21,998	$10,382
Operating borrowings	2,363	2,111
Long-term debt and repayable government contributions	12,515	12,043
Total	36,876	24,536
Less Cash and cash equivalents and Restricted cash	20,311	11,278
Total capital employed	$16,565	$13,258

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 25

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 22 – Comparative Information

Certain of the 2017 and 2016 comparative figures have been reclassified to conform to the classification adopted in the current year.

2017 Q3 Condensed Interim Consolidated Financial Statements	Page 26